Exhibit 12(1)
RARE HOSPITALITY INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratios)

	Fiscal Year Ended
	12/31/2006	12/25/2005	12/26/2004	12/28/2003	12/29/2002

Computation of Earnings:
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle and provision for income taxes	$73,939	$77,475	$68,549	$57,886	$44,569
Add:
Minority interest in operating results of majority-owned subsidiaries	109	215	300	300	448
Interest expense	4,128	3,619	2,867	2,234	4,361
Amortization of capitalized interest	430	384	334	268	215
Amortization of debt premium/discount and expenses	129	158	144	143	281
Portion of rent charges considered to be representative of interest factors	2,730	2,430	2,134	1,862	1,698
Deduct:
Capitalized Interest	(916)	(998)	(1,312)	(1,067)	(978)

Earnings as Adjusted	$80,549	$83,283	$73,016	$61,626	$50,594

Computation of Fixed Charges:
Interest expense	$4,128	$3,619	$2,867	$2,234	$4,361
Amortization of debt premium/discount and expenses	129	158	144	143	281
Portion of rent charges considered to be representative of interest factors	2,730	2,430	2,134	1,862	1,698

Fixed Charges	$6,987	$6,207	$5,145	$4,239	$6,340

Ratio of Earnings to Fixed Charges	11.53	13.42	14.19	14.54	7.98